Exhibit 4.6
DESCRIPTION OF THE REGISTRANT’S SECURITIES REGISTERED PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
The following summary of the capital stock of Griffin Capital Essential Asset REIT, Inc. (“GCEAR”) does not purport to be complete and is qualified in its entirety by reference to, the applicable provisions of our charter and our bylaws, each of which is incorporated by reference as an exhibit to the Annual Report on Form 10-K (the “Form 10-K”) of which this Exhibit is a part, and the applicable provisions of the Maryland General Corporation Law (“MGCL”). Unless the context requires otherwise, all references to the “Company,” “we,” “our,” and “us” in this Exhibit refer solely to GCEAR and its consolidated subsidiaries. Capitalized terms used but not defined in this Exhibit shall have the meanings set forth in the Form 10-K.
Description of Shares
Our charter authorizes us to issue up to 1,000,000,000 shares of stock, of which 800,000,000 shares are designated as common stock at $0.001 par value per share and 200,000,000 shares are designated as preferred stock at $0.001 par value per share. Our 800,000,000 shares of common stock are authorized as follows: 60,000,000 shares are classified as Class T shares, 60,000,000 shares are classified as Class S shares, 60,000,000 shares are classified as Class D shares, 60,000,000 shares are classified as Class I shares, 40,000,000 shares are classified as Class A shares, 75,000,000 shares are classified as Class AA shares, 5,000,000 are classified as Class AAA shares and 440,000,000 are classified as Class E shares. Of the 200,000,000 shares of preferred stock that are authorized, 10,000,000 shares have been designated as Series A Preferred Shares. Our Board of Directors (the “Board”), with the approval of a majority of the directors and without any action by our stockholders, may amend our charter to increase or decrease the aggregate number of our authorized shares or the number of shares of any class or series that we have authority to issue.
Our charter also contains a provision permitting our Board, with the approval of a majority of the directors and without any action by our stockholders, to classify or reclassify any unissued common stock or preferred stock into one or more classes or series by setting or changing the preferences, conversion or other rights, voting powers, restrictions, limitations as to distributions or other distributions, qualifications, or terms or conditions of redemption of any new class or series of stock, subject to certain restrictions, including the express terms of any class or series of stock outstanding at the time. We believe that the power to classify or reclassify unissued shares of stock and thereafter issue the classified or reclassified shares provides us with increased flexibility in structuring possible future financings and acquisitions and in meeting other needs that might arise.
Our charter and our bylaws contain certain provisions that could make it more difficult to acquire control of our company by means of a tender offer, a proxy contest or otherwise. These provisions are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of our company to negotiate first with our Board. We believe that these provisions increase the likelihood that proposals initially will be on more attractive terms than would be the case in their absence and facilitate negotiations that may result in improvement of the terms of an initial offer that might involve a premium price for our common stock or otherwise be in the best interest of our stockholders.
Common Stock
General
Subject to any preferential rights of any other class or series of stock and to the provisions of our charter regarding the restriction on the transfer of common stock, the holders of common stock are entitled to such distributions as may be authorized from time to time by our Board out of legally available funds and declared by us and, upon our liquidation, are entitled to receive all assets available for distribution to our stockholders.

Upon issuance for full payment, all common stock issued will be fully paid and non-assessable. Holders of common stock will not have preemptive rights, which means that they will not have an automatic option to purchase any new shares that we issue, or preference, conversion, exchange, cumulative, sinking fund, redemption or appraisal rights. Class T shares, Class S shares, Class D shares, Class I shares, Class A shares, Class AA shares, Class AAA shares and Class E shares will vote together as a single class, and each share is entitled to one vote on each matter submitted to a vote at a meeting of our stockholders; provided that with respect to any matter that would only have a material adverse effect on the rights of a particular class of common stock, only the holders of such affected class are entitled to vote.

Our charter does not provide for cumulative voting in the election of our directors. Therefore, the holders of a majority of the outstanding shares of our common stock can elect our entire Board.
We have adopted a share redemption program (“SRP”), whereby on a quarterly basis, our stockholders may request that we redeem all or any portion of their shares of common stock, and a distribution reinvestment plan (“DRP”), which allows our stockholders to have distributions otherwise distributable to them invested in additional shares of common stock. Additional terms of the SRP are more particularly described below and in the Form 10-K of which this Exhibit is a part of. On February 26, 2020, our Board approved the temporary suspension of the SRP, effective March 28, 2020, and the DRP, effective March 8, 2020. On July 16, 2020, our Board determined it would be in our best interests to (i) reinstate the DRP, effective July 27, 2020; (ii) amend the DRP to allow for the use of the most recently published NAV per share of the applicable share class available at the time of reinvestment as the DRP purchase price for each share class; and (iii) partially reinstate the SRP, effective August 17, 2020, subject to the following limitations: (A) redemptions will be limited to those sought upon a stockholder’s death, qualifying disability, or determination of incompetence or incapacitation in accordance with the terms of the SRP, and (B) the quarterly cap on aggregate redemptions will be equal to the aggregate NAV, as of the last business day of the previous quarter, of the shares issued pursuant to the DRP during such quarter. As of December 31, 2020, 830,466 shares of our common stock were subject to the quarterly cap on aggregate redemptions.
There is currently no established public trading market for our common stock. Therefore, there is a risk that a stockholder may not be able to sell our stock at a time or price acceptable to the stockholder, or at all.
Rights Upon Liquidation
In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, or any liquidating distribution of our assets, then such assets, or the proceeds thereof, will be distributed among the holders of Class T, Class S, Class D, Class I, Class A, Class AA, Class AAA and Class E shares ratably in proportion to the respective NAV for each class until the NAV for each class has been paid. Each holder of shares of a particular class of common stock will be entitled to receive, ratably with each other holder of shares of such class, that portion of such aggregate assets available for distribution as the number of outstanding shares of such class held by such holder bears to the total number of shares of such class then outstanding. If there are remaining assets available for distribution to our common stockholders after each class has received its NAV (which is not likely because NAV would be adjusted upward prior to the liquidating distribution), then any such excess will be distributed to holders of our Class T, Class S, Class D, Class I, Class A, Class AA, Class AAA and Class E shares ratably in proportion to the respective NAV for each class.
Preferred Stock
Our charter authorizes our Board to designate and issue one or more classes or series of preferred stock without stockholder approval and to fix the voting rights, liquidation preferences, distribution rates, conversion rights, redemption rights and terms, including sinking fund provisions, and certain other rights and preferences with respect to such preferred stock. Because our Board has the power to establish the preferences and rights of each class or series of preferred stock, it may afford the holders of any series or class of preferred stock preferences, powers, and rights senior to the rights of holders of common stock. However, our Board passed a resolution, pursuant to a requirement of the State of Washington, that we will not issue preferred stock with voting rights that will limit or subordinate the voting rights of common stockholders afforded by Section VI.B of the NASAA REIT Guidelines; provided, however, that we may permit preferred stockholders to elect and remove class-specific directors as long as a majority of directors are elected by the common stockholders. Payment of any distribution preferences of outstanding preferred stock would reduce the amount of funds available for the payment of distributions on the common stock. Further, holders of preferred stock are normally entitled to receive a preference payment in the event we liquidate, dissolve, or wind up before any payment is made to the common stockholders, likely reducing the amount common stockholders would otherwise receive upon such an occurrence.
We filed with the State of Maryland Department of Assessments and Taxation (the “SDAT”) Articles Supplementary to our charter (“Articles Supplementary”) designating 10,000,000 authorized but unissued shares of preferred stock as the “Series A Cumulative Perpetual Convertible Preferred Stock.” The Articles Supplementary became effective as of the acceptance for record by the SDAT. Pursuant to the EA Merger Agreement, each share of EA-1 Series A Cumulative Perpetual Convertible Preferred Stock that was issued and outstanding immediately prior to the completion of the EA Company Merger was converted into the right to receive one GCEAR Series A Preferred Share. The exchange ratio was fixed at 1 to 1.

Rank
With respect to distribution rights and rights upon liquidation, dissolution or winding up of us, the GCEAR Series A Preferred Shares rank senior to shares of our common stock.
Liquidation Preference
Upon any voluntary or involuntary liquidation, dissolution or winding up of us, the holders of the GCEAR Series A Preferred Shares will be entitled to be paid out of our assets legally available for distribution to our stockholders, after payment of or provision for our debts and other liabilities, liquidating distributions, in cash or property at its fair market value as determined by our Board, in the amount, for each outstanding share of GCEAR Series A Preferred Shares equal to $25.00 per GCEAR Series A Preferred Share (the “Liquidation Preference”), plus an amount equal to any accumulated and unpaid distributions to the date of payment, before any distribution or payment is made to holders of shares of our common stock or any other class or series of equity securities ranking junior to the GCEAR Series A Preferred Shares but subject to the preferential rights of holders of any class or series of equity securities ranking senior to the GCEAR Series A Preferred Shares. After payment of the full amount of the Liquidation Preference to which they are entitled, plus an amount equal to any accumulated and unpaid distributions to the date of payment, the holders of GCEAR Series A Preferred Shares will have no right or claim to any of our remaining assets.
In the event that, upon any liquidation of us, our available assets are insufficient to pay the Liquidation Preference on all outstanding GCEAR Series A Preferred Shares, plus an amount equal to any accumulated and unpaid distributions to the date of such payment and any corresponding amounts payable as liquidating distributions on all other classes or series of equity securities ranking on a parity with the GCEAR Series A Preferred Shares in the distribution of assets upon a liquidation, then the holders of GCEAR Series A Preferred Shares and all other such equity securities ranking on a parity with the GCEAR Series A Preferred Shares will share ratably in any such distribution of assets in proportion to the full liquidating distributions per share to which they would otherwise be respectively entitled.
As of December 31, 2020, we had issued 5,000,000 GCEAR Series A Preferred Shares, which would represent approximately 5.7% of our common stock on an as converted, fully diluted basis.

Distributions

Subject to the terms of the applicable articles supplementary, the holders of the GCEAR Series A Preferred Shares are entitled to receive distributions quarterly in arrears at a rate equal to one-fourth (1/4) of the applicable varying rate, as follows:

i.6.55% from and after the First Issuance Date, or if the Second Issuance occurs, 6.55% from and after the Second Issuance Date until the five year anniversary of the First Issuance Date, or if the Second Issuance occurs, the five year anniversary of the Second Issuance Date (the “Reset Date”), subject to paragraphs (iii) and (iv) below;

ii.6.75% from and after the Reset Date, subject to paragraphs (iii) and (iv) below;

iii.if a listing of our shares of Class E common stock or the GCEAR Series A Preferred Shares on a national securities exchange registered under Section 6(a) of the Exchange Act, does not occur by August 1, 2020 (the “First Triggering Event”), 7.55% from and after August 2, 2020 and 7.75% from and after the Reset Date, subject to romanette (iv) below and certain conditions as set forth in the articles supplementary; or

iv.if such a listing does not occur by August 1, 2021, 8.05% from and after August 2, 2021 until the Reset Date, and 8.25% from and after the Reset Date.

Redemption Rights

The GCEAR Series A Preferred Shares may be redeemed by us, in whole or in part, at our option, at a per share redemption price in cash equal to $25.00 per GCEAR Series A Preferred Share (the “Redemption Price”), plus any accumulated and unpaid distributions on the GCEAR Series A Preferred Shares up to the redemption date, plus, a redemption fee of 1.5% of the Redemption Price in the case of a redemption that occurs on or after the date of the First Triggering Event, but before the date that is five years from the First Issuance Date.

In the event we fail to effect a listing of our shares of common stock or GCEAR Series A Preferred Shares by August 1, 2023, the holder of any GCEAR Series A Preferred Shares has the option to request a redemption of such shares on or on any date following August 1, 2023, at the Redemption Price, plus any accumulated and unpaid distributions up to the redemption date (the “Redemption Right”); provided, however, that no holder of the GCEAR Series A Preferred Shares shall have a Redemption Right if a Listing occurs prior to or on August 1, 2023.

Conversion Rights
Subject to our redemption rights and certain conditions set forth in the Articles Supplementary, a holder of the GCEAR Series A Preferred Shares, at his or her option, will have the right to convert such holder’s GCEAR Series A Preferred Shares into shares of our Class E common stock any time after the earlier of (i) August 13, 2023, or if the Second Issuance occurs, five years from the Second Issuance Date or (ii) a Change of Control (as defined in the Articles Supplementary) at a per share conversion rate equal to the Liquidation Preference divided by the then Common Stock Fair Market Value (as defined in the Articles Supplementary).
Voting Rights
Except as set forth in the Articles Supplementary, the holders of the GCEAR Series A Preferred Shares are not entitled to vote at any meeting of our stockholders for election of directors or for any other purpose or otherwise to participate in any action taken by us or our stockholders.
The foregoing description of the GCEAR Series A Preferred Shares and the Articles Supplementary does not purport to be complete and is qualified in its entirety by the Articles Supplementary.
Registration Rights Agreement
In connection with the EA Mergers, we assumed, as the successor of EA-1 and the EA-1 Operating Partnership, a registration rights agreement (the “Registration Rights Agreement”) dated December 14, 2018, among EA-1, the EA-1 Operating Partnership and GC LLC. Pursuant to the Registration Rights Agreement, GC LLC (or any successor holder) has the right after November 30, 2020 (the “Lock-Up Expiration”) to request us to register for resale, under the Securities Act, shares of our common stock issued or issuable to such holder. The Registration Rights Agreement also grants GC LLC (or any successor holder) certain “piggyback” registration rights after the Lock-Up Expiration.
Meetings and Special Voting Requirements
Subject to restrictions on transfers of our stock set forth in our charter, and subject to the express terms of any series of preferred stock, each holder of common stock is entitled at each meeting of stockholders to one vote per share owned by such stockholder on all matters submitted to a vote of stockholders, including the election of directors. There is no cumulative voting in the election of our Board, which means that the holders of a majority of shares of outstanding common stock can elect all of the directors then standing for election and the holders of the remaining shares of common stock will not be able to elect any directors. In accordance with our charter, with respect to shares of our common stock owned by any of our directors, or any affiliates, or such director or affiliate may not vote or consent on matters submitted to our stockholders regarding (i) the removal of such director or affiliate, or (ii) any transaction between us and such director or affiliate.
Under Maryland law, a Maryland corporation generally cannot dissolve or liquidate, amend its charter, merge, sell all or substantially all of its assets, engage in a share exchange or engage in similar transactions outside the ordinary course of business, unless approved by the affirmative vote of stockholders holding at least two-thirds of the shares entitled to vote on the matter. However, a Maryland corporation may provide in its charter for approval of these matters by a lesser percentage, but not less than a majority of all of the votes entitled to be cast on the matter. Our charter provides for approval of these matters by the affirmative vote of a majority of the votes entitled to be cast.
However, under the MGCL and our charter, the following events do not require stockholder approval:

•	stock exchanges in which we are the successor;

•	mergers with or into a 90% or more owned subsidiary, provided that the charter of the successor is not amended and that the contract rights of any stock issued in the merger are identical to those of the stock that was exchanged;

•	mergers in which we do not:

•	reclassify or change the terms of any shares that are outstanding immediately before the effective time of the merger;

•	amend our charter; and

•	issue more than 20% of the number of shares of any class or series of shares outstanding immediately before the merger; and

•	transfers of less than substantially all of our assets.
Also, because our operating assets are held by our subsidiaries, these subsidiaries may be able to merge or sell all or substantially all of their assets without the approval of our stockholders; provided, however, the merger or sale of all or substantially all of the operating assets held by the GCEAR Operating Partnership will require the approval of our stockholders.
Restrictions on Ownership and Transfer
In order for us to continue to qualify as a REIT under the Code, we must meet the following criteria regarding our stockholders’ ownership of our shares:

•	five or fewer individuals (as defined in the Code to include certain tax exempt organizations and trusts) may not own, directly or indirectly, more than 50% in value of our outstanding shares during the last half of a taxable year; and

•	100 or more persons must beneficially own our shares during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year.
We may prohibit certain acquisitions and transfers of shares so as to ensure our continued qualification as a REIT under the Code. However, we cannot assure our stockholders that this prohibition will be effective. Because we believe it is essential for us to continue to qualify as a REIT, our charter provides (subject to certain exceptions) that no stockholder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (in value or in number, whichever is more restrictive, as determined in good faith by our Board) of our common stock or more than 9.8% of the value (as determined in good faith by our Board) of the aggregate of our outstanding shares. The 9.8% ownership limit must be measured in terms of the more restrictive of value or number of shares.
Our Board, in its sole discretion, may waive this ownership limit if evidence satisfactory to our Board is presented that such ownership will not then or in the future jeopardize our status as a REIT. Also, these restrictions on transferability and ownership will not apply if our directors determine that it is no longer in our best interests to continue to qualify as a REIT.
Additionally, our charter further prohibits the transfer or issuance of our stock if such transfer or issuance:

•	with respect to transfers only, results in our common stock being owned by fewer than 100 persons;

•	results in our being “closely held” within the meaning of Section 856(h) of the Code; or

•	otherwise results in our disqualification as a REIT.

Any attempted transfer of our stock which, if effective, would result in our stock being owned by fewer than 100 persons will be null and void. In the event of any attempted transfer of our stock which, if effective, would result in (1) violation of the ownership limit discussed above, (2) in our being “closely held” under Section 856(h) of the Code, or (3) our otherwise failing to qualify as a REIT, then the number of shares causing the violation (rounded to the nearest whole share) will be automatically transferred to a trust for the exclusive benefit of one or more charitable beneficiaries, and the proposed transferee will not acquire any rights in the shares. Such shares held in trust will remain issued and outstanding shares and will be entitled to the same rights and privileges as all other shares of the same class or series. The trustee of the beneficial trust, as holder of the shares, will be entitled to receive all distributions authorized by our Board on such securities for the benefit of the charitable beneficiary. Our charter further entitles the trustee of the beneficial trust to vote all shares held in trust.
The trustee of the beneficial trust may select a transferee to whom the shares may be sold as long as such sale does not violate the 9.8% ownership limit or the other restrictions on transfer. Upon sale of the shares held in trust, the intended transferee (the transferee of the shares held in trust whose ownership would violate the 9.8% ownership limit or the other restrictions on transfer) will receive from the trustee of the beneficial trust the lesser of such sale proceeds or the price per share the intended transferee paid for the shares (or, in the case of a gift or devise to the intended transferee, the price per share equal to the market value per share on the date of the transfer to the intended transferee). The trustee of the beneficial trust will distribute to the charitable beneficiary any amount the trustee receives in excess of the amount to be paid to the intended transferee.
In addition, we have the right to purchase any shares held in trust at the lesser of (1) the price per share paid in the transfer that created the shares held in trust, or (2) the current market price, until the shares held in trust are sold by the trustee of the beneficial trust. An intended transferee must pay, upon demand, to the trustee of the beneficial trust (for the benefit of the beneficial trust) the amount of any distribution we pay to an intended transferee on shares held in trust prior to our discovery that such shares have been transferred in violation of the provisions of our charter. If any legal decision, statute, rule, or regulation deems or declares the transfer restrictions included in our charter to be void or invalid, then we may, at our option, deem the intended transferee of any shares held in trust to have acted as an agent on our behalf in acquiring such shares and to hold such shares on our behalf.
Any person who (1) acquires or attempts to acquire shares in violation of the foregoing ownership restriction, transfers or receives shares subject to such limitations, or would have owned shares that resulted in a transfer to a charitable trust, or (2) proposes or attempts any of the transactions in clause (1), is required to give us 15 days’ written notice prior to such transaction. In both cases, such persons must provide to us such other information as we may request in order to determine the effect, if any, of such transfer on our status as a REIT. The foregoing restrictions will continue to apply until our Board determines it is no longer in our best interest to continue to qualify as a REIT.
The ownership restriction does not apply to the underwriter in a public offering of shares or to a person or persons so exempted from the ownership limit by our Board based upon appropriate assurances that our qualification as a REIT is not jeopardized. Any person who owns 5% or more of the outstanding shares during any taxable year will be asked to deliver a statement or affidavit setting forth the number of shares beneficially owned, directly or indirectly.
Distribution Policy
We intend to continue to accrue distributions daily and make distributions on a monthly basis. We reserve the right to adjust the periods during which distributions accrue and are paid. Distributions may be funded with operating cash flow from our properties, offering proceeds raised in any future offerings, from debt proceeds or a combination thereof. Because substantially all of our operations will be performed indirectly through the GCEAR Operating Partnership, our ability to pay distributions depends in large part on the GCEAR Operating Partnership’s ability to pay distributions to its partners, including to us. In the event we do not have enough cash from operations to fund the distributions, we may borrow, issue additional securities or sell assets in order to fund the distributions. We are not prohibited from undertaking such activities by our charter, our bylaws or investment policies, and there are no current limits on the amount of distributions to be paid from such funds. To the extent that we do not have taxable income, distributions paid will be considered a return of capital to stockholders.
Subject to the preferential rights, if any, of holders of any other class or series of our stock, distributions will be authorized at the discretion of our Board, which will be directed, in substantial part, by its obligation to cause us to comply with the REIT requirements of the Code. Our Board may increase, decrease or eliminate the distribution rate that is being paid at any time.

We must distribute to our stockholders at least 90% of our REIT taxable income each year, excluding any net capital gains, in order to meet the requirements for being treated as a REIT under the Code. Our directors may authorize distributions in excess of this percentage as they deem appropriate.
Stockholder Liability
The MGCL provides that our stockholders:

•	are not liable personally or individually in any manner whatsoever for any debt, act, omission or obligation incurred by us or our Board; and

•	are under no obligation to us or our creditors with respect to their shares other than the obligation to pay to us the full amount of the consideration for which their shares were issued.
Business Combinations
Under Maryland law, “business combinations” between a Maryland corporation and an interested stockholder or an affiliate of an interested stockholder are prohibited for five years after the most recent date on which the interested stockholder becomes an interested stockholder. These business combinations include a merger, consolidation, share exchange, or, in circumstances specified in the statute, an asset transfer or issuance or reclassification of equity securities. An interested stockholder is defined as:

•	any person who beneficially owns 10% or more of the voting power of the corporation’s shares; or

•	an affiliate or associate of the corporation who, at any time within the two-year period prior to the date in question, was the beneficial owner of 10% or more of the voting power of the then outstanding voting stock of the corporation.
A person is not an interested stockholder under the statute if our Board approved in advance the transaction by which such person otherwise would have become an interested stockholder. However, in approving a transaction, our Board may provide that its approval is subject to compliance, at or after the time of approval, with any terms and conditions determined by our Board.
After the five-year prohibition, any business combination between the Maryland corporation and an interested stockholder generally must be recommended by the board of directors of the corporation and approved by the affirmative vote of at least:

•	80% of the votes entitled to be cast by holders of outstanding shares of voting stock of the corporation; and

•	two-thirds of the votes entitled to be cast by holders of voting stock of the corporation other than shares held by the interested stockholder with whom or with whose affiliate the business combination is to be effected or held by an affiliate or associate of the interested stockholder.

These super-majority voting requirements do not apply if the corporation’s stockholders receive a minimum price, as defined under Maryland law, for their shares in the form of cash or other consideration in the same form as previously paid by the interested stockholder for its shares.
The statute permits various exemptions from its provisions, including business combinations that are exempted by the board of directors before the time that the interested stockholder becomes an interested stockholder. As permitted by the MGCL, our charter contains a provision opting out of the business combination statute.

Control Share Acquisitions
With some exceptions, Maryland law provides that control shares of a Maryland corporation acquired in a control share acquisition have no voting rights except to the extent approved by a vote of stockholders holding two-thirds of the votes entitled to be cast on the matter, excluding “control shares:”

•	owned by the acquiring person;

•	owned by our officers; and

•	owned by our employees who are also directors.
“Control shares” means voting shares which, if aggregated with all other voting shares owned by an acquiring person or shares for which the acquiring person can exercise or direct the exercise of voting power, would entitle the acquiring person to exercise voting power in electing directors within one of the following ranges of voting power:

•	one-tenth or more but less than one-third;

•	one-third or more but less than a majority; or

•	a majority or more of all voting power.
Control shares do not include shares the acquiring person is then entitled to vote as a result of having previously obtained stockholder approval. A control share acquisition occurs when, subject to some exceptions, a person directly or indirectly acquires ownership or the power to direct the exercise of voting power (except solely by virtue of a revocable proxy) of issued and outstanding control shares. A person who has made or proposes to make a control share acquisition, upon satisfaction of some specific conditions, including an undertaking to pay expenses, may compel our Board to call a special meeting of our stockholders to be held within 50 days of a demand to consider the voting rights of the control shares. If no request for a meeting is made, we may present the question at any stockholders’ meeting.
If voting rights are not approved at the meeting or if the acquiring person does not deliver an acquiring person statement as required by the statute, then, subject to some conditions and limitations, we may redeem any or all of the control shares (except those for which voting rights have been previously approved) for fair value determined, without regard to the absence of voting rights for the control shares, as of the date of the last control share acquisition by the acquiror or of any meeting of stockholders at which the voting rights of such shares are considered and not approved. If voting rights for control shares are approved at a stockholders meeting and the acquiror becomes entitled to vote a majority of the shares entitled to vote, all other stockholders may exercise appraisal rights. The fair value of the shares as determined for purposes of such appraisal rights may not be less than the highest price per share paid by the acquiror in the control share acquisition. The control share acquisition statute does not apply to shares acquired in a merger, consolidation, or share exchange if we are a party to the transaction or to acquisitions approved or exempted by our charter or our bylaws.
As permitted by the MGCL, our charter contains a provision exempting from the control share acquisition statute any and all acquisitions by any person of our common stock.

Subtitle 8
Subtitle 8 of Title 3 of the MGCL permits a Maryland corporation with a class of equity securities registered under the Exchange Act and at least three independent directors to elect to be subject, by provision in its charter or bylaws or a resolution of its board of directors and notwithstanding any contrary provision in the charter or bylaws, to any or all of the following five provisions:

•	a classified board;

•	a two-thirds vote requirement for removing a director;

•	a requirement that the number of directors be fixed only by vote of the directors;

•	a requirement that a vacancy on our Board be filled only by the remaining directors and for the remainder of the full term of the class of directors in which the vacancy occurred; and

•	a majority requirement for the calling of a special meeting of stockholders.
Our bylaws currently provide that vacancies on our Board may be filled only by the remaining directors and for the remainder of the full term of the directorship in which the vacancy occurred. In addition, our charter and our bylaws also vest in our Board the exclusive power to fix the number of directorships.
So long as we are subject to the NASAA REIT Guidelines, we may not take advantage of the following permissive provisions of Subtitle 8: (1) we may not elect to be subject to a two-thirds voting requirement for removing a director; (2) we may not elect to be subject to a majority voting requirement for the calling of a special meeting of stockholders; and (3) we may not elect to adopt a classified board.
Advance Notice of Director Nominations and New Business
Our bylaws provide that with respect to an annual meeting of stockholders, nominations of individuals for election to our Board and the proposal of business to be considered by stockholders may be made only (1) pursuant to our notice of the meeting, (2) by our Board, or (3) by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice procedures of our bylaws. With respect to special meetings of stockholders, only the business specified in our notice of the meeting may be brought before the meeting. Nominations of individuals for election to our Board at a special meeting may be made only (A) pursuant to our notice of the meeting, (B) by our Board, or (C) provided that our Board has determined that directors will be elected at the meeting, by a stockholder who is entitled to vote at the meeting and who has complied with the advance notice provisions of our bylaws.
Restrictions on Roll-up Transactions
A Roll-Up Transaction is a transaction involving the acquisition, merger, conversion or consolidation, directly or indirectly, of us and the issuance of securities of an entity (Roll-Up Entity) that is created or would survive after the successful completion of a Roll-Up Transaction. This term does not include:

•	a transaction involving our securities that have been listed on a national securities exchange for at least 12 months; or

•	a transaction involving our conversion to trust, or association form if, as a consequence of the transaction, there will be no significant adverse change in stockholder voting rights, the term of our existence, compensation to us or our investment objectives.
In connection with any Roll-Up Transaction involving the issuance of securities of a Roll-Up Entity, an appraisal of all of our assets shall be obtained from a competent independent appraiser. The assets shall be appraised on a consistent basis, and the appraisal will be based on the evaluation of all relevant information and will indicate the value of the assets as of a date immediately prior to the announcement of the proposed roll-up transaction. The appraisal shall assume an orderly liquidation of assets over a 12-month period. The terms of the engagement of the independent appraiser shall clearly state that the engagement is for the benefit of us and our stockholders. A summary of the appraisal, indicating all material assumptions underlying the appraisal, shall be included in a report to stockholders in connection with any proposed roll-up transaction. If the appraisal will be included in a prospectus used to offer the securities of the Roll-Up Entity, the appraisal shall be filed with the SEC and the states as an exhibit to the registration statement for the offering.
In connection with a proposed Roll-Up Transaction, the sponsor of the Roll-Up Transaction must offer to stockholders who vote “no” on the proposal the choice of:

•	accepting the securities of the Roll-Up Entity offered in the proposed Roll-Up Transaction; or one of the following:

•	remaining as holders of our common stock and preserving their interests therein on the same terms and conditions as existed previously; or

•	receiving cash in an amount equal to the stockholder’s pro rata share of the appraised value of our net assets.
We are prohibited from participating in any Roll-Up Transaction that would result in the stockholders having voting rights in a Roll-Up Entity that are less than those provided in our charter and described elsewhere in this prospectus, including rights with respect to the election and removal of directors, annual reports, annual and special meetings, amendment of our charter, and our dissolution:

•	that includes provisions that would materially impede or frustrate the accumulation of shares by any purchaser of the securities of the Roll-Up Entity, except to the minimum extent necessary to preserve the tax status of the Roll-Up Entity, or which would limit the ability of an investor to exercise the voting rights of its securities of the Roll-Up Entity on the basis of the number of shares held by that investor;

•	in which our investor’s rights to access of records of the Roll-Up Entity will be less than those provided in the section of this prospectus entitled “—Meetings and Special Voting Requirements” above; or

•	in which any of the costs of the Roll-Up Transaction would be borne by us if the Roll-Up Transaction is not approved by the stockholders.
We may amend and restate our charter in the future to amend certain of these provisions.
Share Redemption Program
We have adopted the SRP, whereby on a quarterly basis, holders of our common stock may request that we redeem all or any portion of their shares of common stock. We have established limitations on the amount of funds we may use for redemptions during any calendar quarter. Further, our Board has the right to modify or suspend the SRP upon 30 days’ notice at any time if it deems such action to be in our best interest and the best interest of our stockholders. Any such modification or suspension will be communicated to stockholders through our filings with the SEC. On February 26, 2020, our Board approved the temporary suspension of the SRP, effective March 28, 2020. On July 16, 2020, our Board approved the partial reinstatement of the SRP, effective August 17, 2020, subject to the following limitations: (A) redemptions will be limited to those sought upon a stockholder’s death, qualifying disability, or determination of incompetence or incapacitation in accordance with the terms of the SRP, and (B) the quarterly cap on aggregate redemptions will be equal to the aggregate NAV, as of the last business day of the previous quarter, of the shares issued pursuant to the DRP during such quarter.

We will only redeem shares as of the closing of the last business day of that quarter (a “Redemption Date”). Redemption requests received and processed by our transfer agent will be effected at a redemption price equal to the NAV per share for the applicable class generally on the 13th of the month immediately prior to the end of the applicable quarter (unless the 13th is not at least ten business days prior to the second to last business day of the applicable quarter, in which case the redemption price will be equal to the NAV per share on a date that is at least ten business days prior to the second to last business day of such quarter).
Under the SRP, shares are not eligible for redemption for the first year after purchase except upon death, qualifying disability, or determination of incompetence or incapacitation of a stockholder; provided, however, shares issued pursuant to the DRP are not subject to the one-year holding period. Only those stockholders who purchased their shares from us or received their shares from us (directly or indirectly) through one or more non-cash transactions may be able to participate in the SRP. In other words, once our shares are transferred for value by a stockholder, the transferee and all subsequent holders of the shares are not eligible to participate in the SRP. In addition, the SRP generally imposes a quarterly cap on aggregate redemptions of our shares equal to a value of up to 5% of the aggregate NAV of the outstanding shares as of the last business day of the previous quarter; provided, however, that every quarter each class of our common stock will be allocated capacity within such aggregate limit to allow us to redeem shares equal to a value of up to 5% of the aggregate NAV of each class of common stock as of the last calendar day of the previous quarter.
In the event that we determine to redeem some but not all of the shares submitted for redemption during any quarter, whether due to the quarterly cap or otherwise, shares submitted for redemption during such quarter will be redeemed on a pro rata basis. With respect to any pro rata treatment, redemption requests following the death, qualifying disability, or determination of incompetence or incapacitation of a stockholder will be considered first, as a group, followed by requests where pro rata redemption would result in a stockholder owning less than the minimum balance of $2,500 of shares of our common stock, which will be redeemed in full to the extent there are available funds, with any remaining available funds allocated pro rata among all other redemption requests.
The shares we redeem under the SRP will be canceled and return to the status of authorized but unissued shares. We do not intend to resell such shares to the public unless they are first registered with the SEC under the Securities Act and under appropriate state securities laws or otherwise sold in compliance with such laws.